As filed with the Securities and Exchange Commission on April 12, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------

                               AMENDMENT NO. 4 TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
                TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR
                 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                              HCB BANCSHARES, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                          HCB BANCSHARES, INC. - ISSUER
--------------------------------------------------------------------------------
 Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40413N 10 6
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                Cameron D. McKeel
                              HCB Bancshares, Inc.
                               237 Jackson Street, SW
                             Camden, Arkansas 71701
                                 (870) 836-6841
--------------------------------------------------------------------------------
  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   Copies to:

                           Gary R. Bronstein, Esquire
                           Joel E. Rappoport, Esquire
                      Stradley Ronon Stevens & Young, LLP
                        1220 19th Street, N.W. Suite 700
                             Washington, D.C. 20036
                                 (202) 822-9611

                                January 31, 2002
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     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction valuation*                            Amount of filing fee
$5,573,523.50                                     $512.76
--------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 377,866 shares at the maximum tender offer price of $14.75 per share.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $512.76
Filing Party:     HCB Bancshares, Inc.
Form or Registration No.:  Schedule TO,  005-52807
Date Filed:       January 31, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.
[ ]    going-private transaction subject to Rule 13e-3.
[X]    issuer tender offer subject to Rule 13e-4.
[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

     This Amendment No. 4 (this "Amendment") amends and supplements the Tender Offer Statement (the "Schedule TO") filed with the Securities and Exchange Commission on January 31, 2002, Amendment No. 1 thereto, filed with the Securities and Exchange Commission on February 19, 2002, Amendment No. 2 thereto, filed with the Securities and Exchange Commission on February 25, 2002, and Amendment No. 3 thereto, filed with the Securities and Exchange Commission on March 15, 2002, relating to the issuer tender offer by HCB Bancshares, Inc., an Oklahoma corporation ("HCB Bancshares"), to purchase up to 377,866 shares of its common stock, $0.01 par value per share (the "Shares"), at a price not greater than $14.75 nor less than $12.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2002, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal, which together with the Offer to Purchase, constitute the Offer.

     This Amendment amends Item 12 to attach press releases dated April 8, 2002 and April 12, 2002 related to the Offer as Exhibit 99(a)(5)(D) and (E).

ITEM 12.          EXHIBITS.

99(a)(1)(A)       Amended Form of Offer to Purchase.**

99(a)(1)(B)       Form of Letter of Transmittal, including the Certification of
                  Taxpayer  Identification  Number on Form W-9 and Notice of
                  Guaranteed Delivery.*

99(a)(1)(C)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees; form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
                  Other Nominees, including the Instruction Form; form of Letter to Stockholders of the Company, dated January 31, 2002, from Cameron D. McKeel, President and Chief Executive Officer of the Company.*

99(a)(1)(D)       Supplement No. 1 to the Offer to Purchase dated March
                  13, 2002.***

99(a)(2) -        Not applicable.
  (a)(4)

99(a)(5)(A)       Form of Memorandum, dated January 31, 2002, to the Company's employees; form of Question and Answer Brochure; text of Press
                  Release issued by the Company, dated January 31, 2002; and text of Press Announcement to be published in local and regional newspapers on or after January 31, 2002.*

99(a)(5)(B)       Text of Press Release issued by the Company on February
                  25, 2002.**

99(a)(5)(C)       Text of Press Release issued by the Company on March 15,
                  2002.***

99(a)(5)(D)       Text of Press Release issued by the Company on April 8, 2002.

99(a)(5)(E)       Text of Press Release issued by the Company on April 12, 2002.

99(b)             Not applicable.

99(d)(1) Standstill Agreement dated August 29, 2001, by and among HCB Bancshares, Inc., Stilwell Value Partners IV, L.P., Stilwell Associates, L.P., Stilwell Value LLC, and Joseph Stilwell and John G. Rich. (Incorporated herein by reference to Exhibit
                  99.2 to HCB Bancshares' Current Report on Form 8-K filed on September 5, 2001.)

99(d)(2) Employment Agreements by and between Heartland Community Bank and Vida H. Lampkin and Cameron D. McKeel. (Incorporated herein by reference to Exhibit 10.3(a) to HCB Bancshares' Registration Statement on Form SB-2 filed on December 31, 1996 (File No. 333-19093)).

99(d)(3)          Employment  Agreements  by and between HCB  Bancshares,  Inc.
                  and Vida H. Lampkin and Cameron D. McKeel. (Incorporated herein by reference to Exhibit 10.3(b) to HCB Bancshares' Annual Report on Form 10-K for the year ending June 30,
                  2000 (File No. 0-22423)).

99(g)             Not applicable.

99(h)             Not applicable.

-----------------------
* Previously filed as an exhibit to Schedule TO filed with the Securities and Exchange Commission on January 31, 2002.

** Previously filed as an exhibit to Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission on February 25, 2002.

*** Previously filed as an exhibit to Amendment No. 3 to Schedule TO filed with the Securities and Exchange Commission on March 15, 2002.

                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 12, 2002                         HCB BANCSHARES, INC.



                                       By:/s/ Cameron D. McKeel
                                          --------------------------------------
                                          Cameron D. McKeel
                                          President and Chief Executive Officer